Exhibit 99.1

10 EH/s expansion fully funded

Construction ahead of schedule

Key Highlights1

o	4,123 BTC mined in calendar year 2023

Key metrics[2]	Dec-23
Average operating hashrate (PH/s)	5,576
Bitcoin mined	399
Mining revenue (US$’000)	17,174
Electricity costs (US$’000)[3]	5,926
Revenue per Bitcoin (US$)	43,056
Electricity costs per Bitcoin (US$)	14,858

•	Expansion to 10 EH/s fully funded
o	Acquisition of 1.6 EH/s of new-generation Bitmain T21 miners for $14/TH4 during the month, increasing self-mining capacity to 10 EH/s
o	Expansion from 5.6 EH/s to 10 EH/s:
o	Delivered progressively from January 2024
o	Improves overall fleet efficiency from 29.5 J/TH to 24.8 J/TH
o	Fully funded following targeted equity raising program
•	High-performance compute update
o	Commissioning of NVIDIA H100 GPUs targeting generative AI underway
•	Childress construction (Phase 1, first 100MW)
o	DC 2: construction substantially complete and majority of data center energized ready for miners
o	DC 3: building and miner racking installation complete; electrical installation ongoing
o	DC 4: building structure complete and cladding ongoing
o	DC 5: concrete foundations complete; building structure delivered to site

1 All timing references in this investor update are to calendar months, in each case unless otherwise specified.
2 Bitcoin and Bitcoin mined in this investor update are presented in accordance with our revenue recognition policy which is determined on a Bitcoin received basis (post deduction of mining pool fees as applicable).
3 The Company’s Childress site generated ~US$0.2 million of power sales in December (~4 Bitcoin equivalent), which represents unaudited power credits (primarily driven by voluntary curtailment) under hedge contracts (based on current meter data and ERCOT real-time prices) and are reflected within the electricity costs. Figures are based on current internal estimates and exclude REC purchases.
4 Purchase price excludes shipping and taxes.

Corporate update

Mining capacity increased to 10 EH/s

On December 15, 2023, the Company announced the acquisition of 1.6 EH/s of new-generation Bitmain T21 miners for $14/TH4 ($22.3 million), payable in progressive instalments.

80MW expansion at Childress to be delivered progressively from January 2024, supporting the increase in operating hashrate from 5.6 EH/s to 10 EH/s:

•	Current: 5.6 EH/s operating
•	Shipping Q1 2024: 2.7 EH/s Bitmain S21/T21 miners
•	Shipping Q2 2024: 1.6 EH/s Bitmain T21 miners

The newly acquired Bitmain S21 and T21 miners, once installed, will improve overall fleet efficiency from 29.5 J/TH to 24.8 J/TH.

Early works and procurement for the next 100MW of data centers at Childress are ongoing, with 500MW of additional power immediately available on site.

The update can be accessed via the following link.

Expansion to 10 EH/s fully funded

On December 21, 2023, the Company provided a business update.

The key highlights are:

•	10 EH/s expansion fully funded following targeted equity raising program
•	Commissioning of NVIDIA H100 GPUs targeting generative AI underway
•	Planning underway for additional growth (H2 2024)

The update can be accessed via the following link.

Canal Flats update (0.8 EH/s, 30MW capacity) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 829 PH/s in December compared to 840 PH/s last month.

Mackenzie update (2.6 EH/s, 80MW capacity) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 2,574 PH/s in December compared to 2,583 PH/s last month.

Prince George update (1.6 EH/s, 50MW capacity) – BC, Canada

Prince George has been powered by 100% renewable energy since inception5.

The project achieved average monthly operating hashrate of 1,568 PH/s in December compared to 1,555 PH/s last month.

Childress update (0.6 EH/s, 20MW operating / 80MW under construction) – Texas, USA

Childress has been powered by 100% renewable energy since inception via the purchase of RECs.

The project achieved average monthly operating hashrate of 604 PH/s in December compared to 573 PH/s last month.

Construction for the remainder of Phase 1 (100MW) is ahead of schedule and on track to be progressively delivered from January 2024:

5 The Company’s Canal Flats, Mackenzie and Prince George sites have been powered by 100% renewable energy since inception of which approximately 98% is directly from renewable energy sources; approximately 2% is from the purchase of RECs. The Company’s Childress site has been powered by 100% renewable energy since inception via the purchase of RECs.

•	DC 1: operating since April 2023
•	DC 2: construction substantially complete and data center commissioning ongoing (majority energized and ready for miners)
•	DC 3: building and miner racking installation complete; electrical installation ongoing
•	DC 4: building structure complete and cladding ongoing
•	DC 5: concrete foundations complete; building structure delivered to site

The Company’s ownership of key infrastructure and significant land holdings provides a rapid and efficient growth pathway, with 600MW of total power capacity immediately available at the site.

Childress – Phase 1 (100MW) construction progress	Childress – DC 2 electrical installation complete and ready for miner deliveries

Community engagement

Iris Energy was honoured to support the Mackenzie local community by collecting non-perishable items throughout the holiday season to donate to the local food bank.

In Childress, Community Grant recipients were able to make a positive impact to the local community:

•
Childress County Christmas Sharing purchased gifts for over 200 families in Childress County, including presents for children and essential items for the elderly. The Childress team also volunteered their time to wrap the Christmas gifts.

•	Christmas in the Park held their annual charity fundraiser dinner, and the Childress team was honoured to participate.
•	The Champions Club celebrated their first event supporting over 250 students.

Future development sites

In addition to the Company’s 2,160MW of announced power capacity, development works also continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1,000MW of aggregate capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 5,576 PH/s in December (compared to 5,551 PH/s in November). The Company recorded higher revenue ($17.2m vs. $13.7m in November) which was largely driven by an increase in the Bitcoin price and higher network transaction fees10, partially offset by an increase in network difficulty.

The electricity costs per Bitcoin mined were lower due to an increase in the number of Bitcoin mined during December versus November. Note the Company retains flexibility to reduce future power costs through adjusting miner output in response to changes in mining economics.

Operating	Oct-23	Nov-23	Dec-23
Renewable energy usage (MW)[5,6]	166	164	161
Avg operating hashrate (PH/s)	5,571	5,551	5,576

Financial (unaudited)[2]	Oct-23	Nov-23	Dec-23
Bitcoin mined	376	369	399
Mining revenue (US$’000)	11,159	13,714	17,174
Electricity costs (US$’000)[3]	5,868	5,730	5,926
Revenue per Bitcoin (US$)	29,673	37,155	43,056
Electricity costs per Bitcoin (US$)	15,604	15,524	14,858

Site	Capacity (MW)	Capacity (EH/s)[7]	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	80	2.6	Complete	Operating
Prince George (BC, Canada)	50	1.6	Complete	Operating
Childress (Texas, USA)	20	0.6	Complete	Operating
Total Operating	180	5.6
Childress (Texas, USA)	80	4.4[8]	Early 2024[9]	Under construction
Total Operating & Construction	260	10.0
Childress (Texas, USA)	500		TBD	Power available
New Site (Texas, USA)	1,400		Late 2026	Connection underway
Total Capacity	2,160

6 Comprises actual power usage for Canal Flats, Mackenzie, Prince George, and Childress.
7 Reflects estimated hashrate capacity by site assuming full utilization of existing available data center capacity with Bitmain S19j Pro miners, except where otherwise stated.
8 Reflects estimated hashrate capacity of the previously announced purchases of Bitmain S21 miners (1.4 EH/s) and T21 miners (2.9 EH/s).
9 Indicative timing for commencement of delivery of data centers.
10 The network transaction fee increased from a monthly average of approximately 0.86 Bitcoin per block in November to approximately 1.67 in December, which resulted in approximately 21 more Bitcoin mined in December.

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets sites with low-cost, under-utilized renewable energy, and supports local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This investor update includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the Company’s business strategy, expected operational and financial results, and expected increase in power capacity and hashrate. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results performance or achievements expressed or implied by the forward looking statements, including, but not limited to: Bitcoin price and foreign currency exchange rate fluctuations; Iris Energy’s ability to obtain additional capital on commercially reasonable terms and in a timely manner to meet our capital needs and facilitate its expansion plans; the terms of any future financing or any refinancing, restructuring or modification to the terms of any future financing, which could require Iris Energy to comply with onerous covenants or restrictions, and its ability to service its debt obligations; Iris Energy’s ability to successfully execute on its growth strategies and operating plans, including its ability to continue to develop its existing data center sites and to increase its diversification into the market for potential HPC solutions; Iris Energy’s limited experience with respect to new markets it has entered or may seek to enter, including the market for HPC solutions; expectations with respect to the ongoing profitability, viability, operability, security, popularity and public perceptions of the Bitcoin network; expectations with respect to the profitability, viability, operability, security, popularity and public perceptions of any potential HPC solutions that Iris Energy may offer in the future; Iris Energy’s ability to secure customers on commercially reasonable terms or at all, particularly as it relates to its potential expansion into HPC solutions; Iris Energy’s ability to manage counterparty risk (including credit risk) associated with potential customers and other counterparties; Iris Energy’s ability to secure renewable energy and renewable energy certificates, power capacity, facilities and sites on commercially reasonable terms or at all; the risk that counterparties may terminate, default on or underperform their contractual obligations; Bitcoin network hashrate fluctuations; delays associated with, or failure to obtain or complete, permitting approvals, grid connections and other development activities customary for greenfield or brownfield infrastructure projects; our reliance on third party mining pools, exchanges, banks, insurance providers and our ability to maintain relationships with such parties; expectations regarding availability and pricing of electricity; Iris Energy’s participation and ability to successfully participate in demand response products and services and other load management programs run, operated or offered by electricity network operators, regulators or electricity market operators; the availability, reliability and cost of electricity supply, hardware and electrical and data center infrastructure, including with respect to any electricity outages and any laws and regulations that may restrict the electricity supply available to Iris Energy; any variance between the actual operating performance of Iris Energy’s hardware achieved compared to the nameplate performance including hashrate; Iris Energy’s ability to curtail its electricity consumption and/or monetize electricity depending on market conditions, including changes in Bitcoin mining economics and prevailing electricity prices; actions undertaken by electricity network and market operators, regulators, governments or communities in the regions in which Iris Energy operates; the availability, suitability, reliability and cost of internet connections at Iris Energy’s facilities; Iris Energy’s ability to secure additional hardware, including hardware for Bitcoin mining and potential HPC solutions it may offer, on commercially reasonable terms or at all, and any delays or reductions in the supply of such hardware or increases in the cost of procuring such hardware; expectations with respect to the useful life and obsolescence of hardware (including hardware for Bitcoin mining as well as hardware for other applications, including HPC solutions); delays, increases in costs or reductions in the supply of equipment used in Iris Energy’s operations; Iris Energy’s ability to operate in an evolving regulatory environment; Iris Energy’s ability to successfully operate and maintain its property and infrastructure; reliability and performance of Iris Energy’s infrastructure compared to expectations; malicious attacks on Iris Energy’s property, infrastructure or IT systems; Iris Energy’s ability to maintain in good standing the operating and other permits and licenses required for its operations and business; Iris Energy ability to obtain, maintain, protect and enforce its intellectual property rights and other confidential information; whether the secular trends Iris Energy expects to drive growth in its business materialize to the degree it expects them to, or at all; the occurrence of any environmental, health and safety incidents at Iris Energy’s sites; any material costs relating to environmental, health and safety requirements or liabilities; damage to our property and infrastructure and the risk that any insurance Iris Energy maintains may not fully cover all potential exposures; ongoing securities litigation and proceedings relating to the default by two of Iris Energy’s wholly-owned special purpose vehicles under limited recourse equipment financing facilities; ongoing securities litigation relating in part to the default; and any future litigation, claims and/or regulatory investigations, and the costs, expenses, use of resources, diversion of management time and efforts, liability and damages that may result therefrom; any laws, regulations and ethical standards that may relate to Iris Energy’s business, including those that relate to Bitcoin and the Bitcoin mining industry and those that relate to any other solutions we may offer (such as potential HPC solutions), including regulations related to data privacy, cybersecurity and the storage, use or processing of information; any intellectual property infringement and product liability claims; our ability to attract, motivate and retain senior management and qualified employees; increased risks to our global operations including, but not limited to, political instability, acts of terrorism, theft and vandalism, cyberattacks and other cybersecurity incidents and unexpected regulatory and economic sanctions changes, among other things; climate change and natural and man-made disasters that may materially adversely affect our business, financial condition and results of operations; the ongoing effects of COVID-19 or any other outbreak of an infectious disease and any governmental or industry measures taken in response; our ability to remain competitive in dynamic and rapidly evolving industries; damage to our brand and reputation; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s annual report on Form 20-F filed with the SEC on September 13, 2023 as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this investor update. Any forward-looking statement that Iris Energy makes in this investor update speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of December 2023 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Lincoln Tan
Iris Energy
+61 407 423 395
lincoln.tan@irisenergy.co

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